Exhibit 99.1

FOR IMMEDIATE RELEASE

FIRST CASE IN VISIUS SURGICAL THEATRE AT FLORIDA HOSPITAL

Intraoperative Imaging System at the Heart of New Neurosurgical Suite

Winnipeg, Manitoba, January 31, 2012 — IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported on the first neurosurgical case that was performed in the new VISIUS Surgical Theatre at Florida Hospital in Orlando, Fla. Dr. Melvin Field, Director of the Florida Hospital Minimally Invasive Brain Surgery Program and Surgical Director of the Florida Hospital Neuroscience Institute, performed the case on December 19, 2011 involving a resection of a pituitary tumor in an adult patient. The intraoperative MR images taken before completing the procedure confirmed that the entire tumor had been removed as planned. Afterwards, Dr. Field commented: “While we have been able to treat these tumors before, the intraoperative technology allowed us to confirm that we had fully removed the entire tumor before ending surgery, eliminating the need for post-operative repeat imaging or reoperation.” He continued: “We were also able to inform the patient’s family of the surgery’s complete success before they even went in to see him.”

“Getting it all out” is a primary patient concern when it comes to brain tumor treatment. According to research at the University of California in San Francisco in 2007, improved outcomes among adult patients with certain kinds of aggressive tumors is predicted by greater extent of resection. A study published by Barnes-Jewish Hospital in 2011 showed that using intraoperative MR imaging during tumor resection, surgeons achieved gross total resection in 93% of their patients, compared to achieving gross total resection in only 65% of their patients when intraoperative MR was not used.

Located within Florida Hospital Orlando’s new 35,000 square-foot neurosurgery center, the VISIUS Surgical Theatre features two state-of-the-art operating rooms connected by a room used for diagnostic imaging and a ceiling-mounted MR scanner that moves between all three rooms. The larger of the two ORs, called InnovatOR, is a surgical center in which clinical staff and industry partners will co-develop products, techniques and processes to improve patient outcomes and increase clinician efficiency. Unique to the VISIUS Surgical Theatre is the first removable MR-compatible operating table, which can be completely removed from the operating room to allow surgeons to perform procedures that require a specific surgical table.

Eric Stevens, Vice President of Operations at Florida Hospital Orlando, comments: “Our initial success is very encouraging. The intraoperative imaging capability of the VISIUS Surgical Theatre is central to our strategy to improve patient outcomes in neurosurgery by combining innovative technologies and partnering with medical industry leaders like IMRIS.”

About Florida Hospital Neuroscience Institute

The Florida Hospital Neuroscience Institute (NSI) treats more neurology patients than any other hospital in the nation and features the largest neurosurgery program in Florida. As leader in brain and spine disorders, NSI includes more than 80 physicians providing multidisciplinary care through comprehensive programs in neurosurgery, interventional neuroradiology, neuro-oncology, neurodiagnostics and stroke and spine centers

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com

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